Filed Pursuant to Rule 424(b)(5)

File No. 333-109329

PROSPECTUS

Baxter International Inc.

Offer to Exchange

$600,000,000 4.625% Notes due 2015

for

$600,000,000 New 4.625% Notes due 2015

We are offering to exchange up to $600,000,000.00 of our new 4.625% Notes due 2015 for up to $600,000,000.00 of our existing 4.625% Notes due 2015. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

To exchange your old notes for new notes:

•	You are required to make the representations described on page 8 to us.

•	You must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, Bank One Trust Company, N.A., by 5:00 p.m., New York time, on November 4, 2003.

•	You should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

See “ Risk Factors” beginning on page 10 for a discussion of risk factors that should be considered by you prior to tendering your old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

October 6, 2003

	Page		Page
Where You Can Find More Information	3	Description of the New Notes	12
Forward-Looking Statements	4	The Exchange Offer	23
Summary	6	Material United States Federal Income Tax
Risk Factors	10	Consequences of the Exchange Offer	30
Use of Proceeds	10	Plan of Distribution	30
Selected Financial Data	11	Legal Matters	31
		Independent Accountants	31

Baxter International Inc. is a Delaware corporation. Our principal executive offices are located at One Baxter Parkway, Deerfield, IL 60015, and our telephone number at that address is (847) 948-2000.

In this prospectus, “Baxter,” “the Company,” “we,” “us” and “our” refer to Baxter International Inc. and its subsidiaries, unless the context requires otherwise. However, for purposes of the section entitled “Description of the New Notes”, whenever we refer to “Baxter” or to “us,” or use the terms “we” or “our,” we are referring only to Baxter International Inc. and not to any of our subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is a part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

We “incorporate by reference” important business and financial information about us in this prospectus. This means that we can disclose important information to you that is not included in or delivered with the prospectus by referring you to those documents. We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

•	our Current Report on Form 8-K dated July 2, 2003 and our Current Report on Form 8-K dated July 17, 2003 (reporting under Item 5).

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We also incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus until the exchange offer has been terminated.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of these filings at no cost by calling us at (847) 948-2000 or writing us at the following address: Corporate Secretary, Baxter International Inc., One Baxter Parkway, Deerfield, Illinois 60015. To obtain timely delivery, you must request the information no later than October 28, 2003, or five business days before the expiration date if the exchange offer is extended.

FORWARD-LOOKING STATEMENTS

Statements throughout this prospectus (including material incorporated herein by reference) that are not historical facts are forward-looking statements. These statements are based on our current expectations and involve numerous risks and uncertainties. Some of these risks and uncertainties are factors that affect all international businesses, while some are specific to us and the health care arenas in which we operate. Many factors could affect our actual results, causing our results to differ, and possibly differ materially, from those expressed in any such forward-looking statements. These factors include, but are not limited to:

•	interest rates;

•	technological advances in the medical field;

•	economic conditions;

•	demand and market acceptance risks for new and existing products, technologies and health-care services;

•	the impact of competitive products and pricing;

•	manufacturing capacity;

•	availability of acceptable raw materials and component supply;

•	new plant start-ups;

•	global regulatory, trade and tax policies;

•	regulatory, legal or other developments relating to our Series A, AF and AX dialyzers;

•	the ability to obtain adequate insurance coverage at reasonable costs;

•	continued price competition;

•	product development risks, including technological difficulties;

•	ability to enforce patents;

•	patents of third parties preventing or restricting our manufacture, sale or use of affected products or technology;

•	actions of regulatory bodies and other government authorities;

•	reimbursement policies of government agencies and private payers;

•	commercialization factors;

•	results of product testing;

•	unexpected quality or safety concerns, whether or not justified, leading to product launch delays, recalls, withdrawals, or declining sales; and

•	other factors described in our other filings with the Securities and Exchange Commission.

Additionally, as discussed in the “Legal Proceedings” section of our most recently-filed Quarterly Report on Form 10-Q, upon the resolution of certain legal matters, we may incur charges in excess of our presently established reserves. Any such charge could have a material adverse effect on our results of operations or cash flows in the period in which it is recorded.

Currency fluctuations are also a significant variable for global companies, especially fluctuations in local currencies where hedging opportunities are unreasonably expensive or unavailable. If the U.S. Dollar strengthens against most foreign currencies, our growth rates in our sales and net earnings could be negatively impacted.

In view of business conditions in the insurance industry, our liability insurance coverage, including product liability insurance, with respect to insured occurrences after April 30, 2003, is significantly less than the coverage available for insured occurrences prior to that date. These reductions in insurance coverage available to us reflect current trends in the liability insurance area generally, and are not unique to us. We will continue to pursue higher coverage levels and lower self-insured retentions in the future, when available. It is possible that our net income and cash flows could be adversely affected in the future as a result of any losses sustained in the future.

We believe that our expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our businesses and operations, but there can be no assurance that our actual results or performance will conform to any future results or performance expressed or implied by such forward-looking statements.

SUMMARY

This summary highlights the more detailed information in this prospectus and you should read the entire prospectus carefully.

The Exchange Offer

Securities Offered	We are offering up to $600,000,000.00 aggregate principal amount of new 4.625% Notes due 2015, which have been registered under the Securities Act.

The Exchange Offer	We are offering to issue the new notes in exchange for a like principal amount of your old notes. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Maturity dates	Each new note will mature on March 15, 2015.

Interest payment dates	March 15 and September 15 of each year, the first payment was made on September 15, 2003.

Ranking	The notes will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured, unsubordinated indebtedness, including all other unsubordinated debt securities issued under the indenture. The indenture provides for the issuance from time to time of senior unsecured indebtedness by us in an unlimited amount. See “Description of the New Notes.”

Use of Proceeds	We will not receive any proceeds from the exchange of new notes for old notes.

Form of new notes	One or more global notes held in the name of the Depository Trust Company or its nominee.

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on November 4, 2003 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to 5:00 p.m. New York City time on November 4, 2003. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

United States Federal Income Tax Consequences	Your exchange of old notes for new notes in the exchange offer will not be treated as a taxable exchange and therefore will not result in the recognition of gain or loss by you for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Exchange Agent	Bank One Trust Company, N.A. is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes	If you fail to tender your old notes in the exchange offer, your old notes will continue to be subject to the existing restrictions on transfer thereof.

Trading Market

To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. There may be no trading market for the old notes.

There can be no assurance that an active public market for the new notes will develop or as to the liquidity of any market that may develop for the new notes, the ability of holders to sell the new notes, or the price at which holders would be able to sell the new notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years and periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	3.36	9.77	10.36	6.79	6.75	8.11	3.92

Note 1: The following special charges were included in income from continuing operations before income taxes, and impacted the calculation of the ratio of earnings to fixed charges.

2003:	$337 million restructuring charge.
2002:	$51 million charge for in-process research and development in the six months ended June 30, and $189 million charge for in-process research and development and other special charges in the year ended December 31.
2001:	$280 million charge for in-process research and development and other special charges, and $189 million charge relating to discontinuing the A, AF and AX series dialyzers.
2000:	$286 million charge for in-process research and development and other special charges.
1998:	$116 million in-process research and development charge, $178 million net litigation charge, and $122 million exit and reorganization costs charge.

Note 2: The ratio of earnings to fixed charges is calculated in accordance with the rules of the Securities and Exchange Commission, which are not the same as the interest rate coverage covenants included in the company’s principal credit facilities. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes, cumulative effect of accounting change and fixed charges, excluding capitalized interest. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt expense and an imputed interest component for rental expense.

You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of our “affiliates”, which is defined in Rule 405 of the Securities Act;

•	you acquire the new notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of Baxter, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above. See “Plan of Distribution.”

Our Company

We engage in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the health care field. We manufacture products in 29 countries and sell them in over 100 countries. Health care is concerned with the preservation of health and with the diagnosis, cure, mitigation and treatment of disease and body defects and deficiencies. Our products are used by hospitals, clinical and medical research laboratories, blood and blood dialysis centers, rehabilitation centers, nursing homes, doctors’ offices and by patients, at home, under physician supervision. We were incorporated under Delaware law in 1931.

We operate as a global medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology to assist health-care professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, infectious diseases, cancer, kidney disease, trauma and other conditions. Continuing operations are comprised of three segments: Medication Delivery, which provides a range of intravenous solutions and specialty products that are used in combination for fluid replenishment, nutrition therapy, pain management, antibiotic therapy and chemotherapy; BioScience, which develops biopharmaceuticals, biosurgery products, vaccines and blood collection, processing and storage products and technologies for transfusion therapies; and Renal, which develops products and provides services to treat end-stage kidney disease.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this prospectus and the information incorporated by reference.

There may not be an active market for the old notes or the new notes.

The old notes and the new notes constitute issues of securities with no established public trading market. We do not intend to apply for listing of the new notes on any securities exchange or for inclusion of the new notes in any automated quotation system. There can be no assurance that an active public market for the new notes will develop or as to the liquidity of any market that may develop for the new notes, the ability of holders to sell the new notes, or the price at which holders would be able to sell the new notes. Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results and the market for similar securities.

Any old notes not tendered or accepted in the exchange offer will remain outstanding. To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. Following consummation of the exchange offer, the holders of old notes will continue to be subject to the existing restrictions on transfer thereof and we will have no further obligation to those holders, under the registration rights agreement, to provide for the registration under the Securities Act of the old notes. There may be no trading market for the old notes.

We are a holding company with no significant business operations of our own, and our ability to meet our obligations is dependent upon payments from our subsidiaries.

We are a holding company and conduct all of our business operations through our subsidiaries. Our ability to meet our obligation to pay you interest on the notes will be dependent on the earnings of our respective subsidiaries and the payment of those earnings to us, in the form of dividends, loans or advances and through repayment of loans or advances from us. In addition, any payment of dividends, loans or advances by those subsidiaries could be subject to statutory or contractual restrictions. Our subsidiaries have no obligation to pay any amounts on the notes.

You assume the risk that our actual results may not conform to our projections.

You assume the risk that our actual results may vary from our projections, affecting the market value of the notes. For more information on this topic, see the section captioned “Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

Our net proceeds from the sale of the old notes were approximately $591 million, after deduction of the initial purchasers’ discounts and commissions and other expenses of the offering. We used those net proceeds for repayment of maturing debt and general corporate purposes.

SELECTED FINANCIAL INFORMATION

The selected financial data for each of the years during the five year period ended December 31, 2002 were derived from our audited consolidated financial statements which have been examined and reported upon by PricewaterhouseCoopers LLP, independent public accountants. The selected financial data at and for the six months ended June 30, 2003 and 2002 were derived from our unaudited consolidated financial statements which have been reviewed by PricewaterhouseCoopers LLP, independent public accountants, and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations as of that date and for that period.

The table below reflects our consolidated financial position and results of operations. All material intercompany transactions and balances have been eliminated. You should read the following amounts in conjunction with our consolidated financial statements and the related notes that are incorporated in this prospectus supplement by reference.

	Six Months Ended June 30,		Year Ended December 31,
	2003(1)	2002(2)	2002(3)	2001(4)	2000(5),(6)	1999	1998(7)
Operating Results (in millions)
Net sales	$4,160	3,820	8,110	7,356	6,697	6,224	5,607
Income from continuing operations before cumulative effect of accounting change	$266	457	1,033	675	754	805	298
Depreciation and amortization	$258	208	439	427	394	364	337
Research and development expenses(8)	$275	238	501	426	378	331	323
Balance Sheet and Cash Flow Information (in millions)
Capital expenditures	$357	328	848	759	625	614	538
Total assets	$13,215	11,188	12,478	10,343	8,733	9,644	9,873
Long-term debt and lease obligations	$4,806	3,290	4,398	2,486	1,726	2,601	3,096
Common Stock Information(9)
Average number of common shares outstanding (in millions)(10)	598	601	600	590	585	579	567
Income from continuing operations per common share
Basic	$.45	.76	1.72	1.15	1.29	1.39	0.53
Diluted	$.44	.73	1.67	1.11	1.26	1.36	0.52
Cash dividends declared per common share	—	—	0.582	0.582	0.582	0.582	0.582
Other Information
Net-debt-to-capital ratio(11)	46.7%	42.7%	40.3%	35.9%	40.1%	40.2%	48.4%

(1)	Income from continuing operations includes a charge for restructuring of $337 million.

(2)	Income from continuing operations includes a charge for in-process research and development (IPR&D) of $51 million.

(3)	Income from continuing operations includes IPR&D and other special charges of $189 million.

(4)	Income from continuing operations includes IPR&D and other special charges and a charge relating to A, AF and AX series dialyzers of $280 million and $189 million, respectively.

(5)	Income from continuing operations includes IPR&D and other special charges of $286 million.

(6)	Certain balance sheet data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.

(7)	Income from continuing operations includes charges for IPR&D, net litigation, and exit and other reorganization costs of $116 million, $178 million and $122 million, respectively.

(8)	Excludes charges for IPR&D and a special charge to prioritize certain of the company’s research and development programs, as applicable in each year.

(9)	All share and per share data have been restated for the company’s two-for-one stock split in May 2001.

(10)	Excludes common stock equivalents.

(11)	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). Management uses this ratio to assess and optimize the company’s capital structure. The net-debt-to-capital ratio is not a measurement under generally accepted accounting principles. The ratio was calculated in 2003 and 2002 in accordance with the company’s primary credit agreements, which give 70% equity credit to the company’s equity units.

DESCRIPTION OF THE NEW NOTES

General

The following is a summary of the terms of the new notes. The new notes will be issued under an indenture dated as of April 26, 2002 between us and Bank One Trust Company, N.A., as trustee, as amended and supplemented by supplemental indenture no. 2, dated March 10, 2003 between us and the trustee (as so amended and supplemented, the “indenture”). This description is not complete and investors should refer to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Maturity, Interest, Form and Denomination

The new notes will initially be limited to $600,000,000 in aggregate principal amount. The new notes will mature on March 15, 2015 and will bear interest at the rate of 4.625% per annum.

Interest will be payable semiannually on March 15 and September 15 of each year commencing on September 15, 2003 to holders of record on the preceding March 1 and September 1, respectively. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest on the new notes will be calculated on the basis of a 360-day year of twelve 30-day months.

The new notes will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.

Further Issues of the Same Series

We may, from time to time, without the consent of the existing holders of the new notes, issue additional notes under the indenture having the same terms as the new notes in all respects, except for the issue date, the issue price and the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the new notes being offered by this prospectus.

In addition to the new notes, we may issue other series of debt securities under the indenture. There is no limit on the total aggregate principal amount of debt securities that we can issue under the indenture.

Ranking

The new notes will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured unsubordinated indebtedness, including any other debt securities issued under the indenture.

Registration, Transfer, Payment and Paying Agent

The new notes will be issued in registered form only, without coupons. The new notes will be payable and may be surrendered for registration of transfer or exchange at an office or agency maintained by the trustee in the Borough of Manhattan, The City of New York. However, we, at our option, may make payments of interest on any registered note by check mailed to the address of the person entitled to receive that payment, as such address appears in the security register, or by wire transfer to an account maintained by the payee with a bank located in the United States. No service charge will be made for any registration of transfer or exchange, redemption or repayment of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with that transaction.

We shall not be required to:

•	issue, register the transfer of or exchange the new notes during a period beginning at the opening of business 15 days before the day of the selection for redemption of notes of the same series and ending at the close of business on the day of such selection;

•	register the transfer of or exchange any registered new note, or portion of any registered new note, so selected for redemption, except the unredeemed portion of any registered new note being redeemed in part; or

•	issue, register the transfer of or exchange any new note which has been surrendered for repayment at the option of the holder, except the portion, if any, of such note not to be so repaid.

Optional Redemption

The new notes will be redeemable in whole or in part, at our option, at any time at a redemption price equal to the greater of (l) 100% of the principal amount of the new notes to be redeemed plus accrued and unpaid interest to the redemption date, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 20 basis points, plus accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.

“Reference Treasury Dealers” means (1) Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) at our option, additional primary U.S. Government securities dealers (“Primary Treasury Dealers”) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of new notes to be redeemed.

Unless we default in payment of the redemption price, from and after the redemption date interest will cease to accrue on the new notes or portions thereof called for redemption.

Restrictive Covenants

Restrictions on the creation of secured debt.    The indenture provides that we will not, and will not cause or permit a restricted subsidiary to, create, incur, assume or guarantee any indebtedness which is secured by a security interest in any of our principal facilities or in shares of stock owned directly or indirectly by us or a restricted subsidiary or in indebtedness for money borrowed by one of our restricted subsidiaries from us or another of our restricted subsidiaries (“secured debt”) unless the new notes then outstanding and any other indebtedness of or guaranteed by us or our restricted subsidiaries then entitled is secured equally and ratably with or prior to any and all other obligations and indebtedness thereby secured, with exceptions as listed in the indenture. These restrictions do not apply to indebtedness secured by:

•	any security interest on any property which is a parcel of real property at a manufacturing plant, a warehouse or an office building and which is acquired, constructed, developed or improved by us or a restricted subsidiary, which security interest secures or provides for the payment of all or any part of the acquisition cost of the property or the cost of the construction, development or improvement of the property and which security interest is created prior to, at the same time as or within 120 days after (i) in the case of the acquisition of property, the completion of the acquisition of the property and (ii) in the case of construction, development or improvement of property, the later to occur of the completion of such construction, development or improvement or the commencement of operation, use or commercial production of the property;

•	any security interest on property existing at the time of the acquisition of such property by us or a restricted subsidiary which security interest secures obligations assumed by us or a restricted subsidiary;

•	any security interest arising from conditional sales agreements or title retention agreements with respect to property acquired by us or any of our restricted subsidiaries;

•	security interests existing on the property or on the outstanding shares or indebtedness of a corporation or firm at the time the corporation or firm becomes a restricted subsidiary or is merged or consolidated with us or a restricted subsidiary or at the time the corporation of firm sells, leases or otherwise disposes of all or substantially all of its property to us or one of our restricted subsidiaries;

•	security interests securing indebtedness of a restricted subsidiary to us or to another restricted subsidiary;

•	mechanics’ and other statutory liens in respect of obligations not due or which are being contested in good faith;

•	security interests arising by reason of deposit with, or the giving of any form of security to, any governmental agency which is required by law as a condition to the transaction of any business;

•	security interests for taxes, assessments or governmental charges or levies not yet delinquent or security interests for taxes, assessments or governmental charges or levies already delinquent but which are being contested;

•	security interests arising in connection with legal proceedings, including judgment liens, so long as the proceedings are being contested and, in the case of judgment liens, the execution has been stayed;

•	landlords’ liens on fixtures;

•	security interests arising in connection with contracts and subcontracts with or made at the request of the United States, any state, or any department, agency or instrumentality of the United States or any state;

•	security interests that secure an obligation issued by the United States of America or any state, territory or possession of the United States or any of their political subdivisions or the District of Columbia, in connection with the financing of the cost of construction or acquisition of a principal facility or a part of a principal facility;

•	security interests by reason of deposits to qualify us or a restricted subsidiary to conduct business, to maintain self-insurance, or to comply with laws;

•	the extension of any security interest existing on the date of the indenture on a principal facility to additions, extensions or improvements to the principal facility and not as a result of borrowing money or the securing of indebtedness incurred after the date of the indenture; and

•	any extension, renewal or refunding, or successive extensions, renewals or refundings, in whole or in part of any secured debt secured by any security interest listed above, provided that the principal amount of the secured debt secured thereby does not exceed the principal amount outstanding immediately prior to the extension, renewal or refunding and that the security interest securing the secured debt is limited to the property which, immediately prior to the extension, renewal or reducing, secured the secured debt and additions to the property.

For purposes of the indenture, our “principal facilities” are our manufacturing plants, warehouses, office buildings and parcels of real property owned by us or any of our restricted subsidiaries, provided each plant, warehouse, office building or parcel of real property has a gross book value, without deduction for any depreciation reserves, in excess of 2% of consolidated net tangible assets other than any facility which is determined by our board of directors to not be of material importance to the business conducted by us and our subsidiaries taken as a whole. For purposes of the indenture, our consolidated net tangible assets are the total amount of assets which would be included on our consolidated balance sheet under generally accepted accounting principles after deducting all short-term liabilities and liability items, except for indebtedness payable more than one year from the date of incurrence and all goodwill, trade names, trademarks, patents, unamortized debt discount and unamortized expense incurred in the issuance of debt and other like intangibles, except for prepaid royalties.

In addition to the foregoing, we and our restricted subsidiaries may create, incur, assume or guarantee secured debt, without equally and ratably securing the new notes, if and only to the extent that, the sum of

•	such secured debt and all other secured debt entered into after the date of the indenture, other than secured debt permitted as listed in the preceding paragraph, plus

•	the aggregate value of sale and leaseback transactions entered into after the date of the indenture, other than sale and leaseback transactions permitted under the second bullet point under “Restrictions on sale and leaseback transactions,”

does not exceed 5% of our consolidated net tangible assets.

For purposes of the indenture, a “restricted subsidiary” is any corporation in which we own voting securities entitling us to elect a majority of the directors and which is either designated as a restricted subsidiary in accordance with the indenture or:

•	existed as such on the date of the indenture or is the successor to, or owns, any equity interest in, a corporation which so existed;

•	has its principal business and assets in the United States;

•	the business is other than the obtaining of financing in capital markets outside the United States or the financing of the acquisition or disposition of real or personal property or dealing in real property for residential or office building purposes; and

•	does not have assets substantially all of which consist of securities of one or more corporations which are not restricted subsidiaries.

Restrictions on sale and leaseback transactions.    The indenture provides that we will not, and will not permit any restricted subsidiary to, enter into any sale or transfer of any principal facility which has been in operation, use or commercial production for more than 120 days prior to the sale or transfer, or which, in the case of a principal facility which is a parcel of real property other than a manufacturing plant, warehouse or office building, has been owned by us or one of our restricted subsidiaries for more than 120 days prior to the sale or transfer, if the sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease, of the principal facility to us or one of our restricted subsidiaries, except a lease for a period not exceeding 36 months and a lease that secures or relates to obligations issued by the United States, or any state, in connection with the financing of the cost of construction or acquisition of the principal facility (“sale and leaseback transaction”), unless:

•	we or our restricted subsidiary would be entitled to incur secured debt only by reason of the provision described in the second paragraph under the sub-heading “Restrictions on the creation of secured debt” equal in amount to the value of the sale and leaseback transaction without equally and ratably securing the notes; or

•	we or our restricted subsidiary apply within one year, or commit to apply within one year, an amount at least equal to the net proceeds of the sale of the property sold and transferred pursuant to the sale and leaseback transaction to:

—	the acquisition, construction, development or improvement of properties which are or will be a principal facility, or

—	the optional redemption of notes issued under the indenture or the repayment of superior indebtedness of us or of any restricted subsidiary.

For purposes of the indenture, “superior indebtedness” means any of our obligations, or the obligations of any of our restricted subsidiaries, which:

•	when created, is payable at least one year later;

•	should be shown on our consolidated balance sheet as a liability in accordance with generally accepted accounting principles; and

•	is not subordinate and junior in right of payment to the prior payment of notes issued under the indenture.

Instead of applying all or any part of the proceeds of a sale and leaseback transaction to the redemption of notes issued under the indenture, we may deliver to the trustee, within one year after such sale or transfer, notes for cancellation and thereby reduce the amount to be applied to the redemption of notes issued under the indenture by an amount equivalent to the aggregate principal amount of the notes delivered.

Restrictions on transfers of principal facilities.    The indenture provides that we will not, nor will we cause or permit any restricted subsidiary to, transfer any principal facility to any of our subsidiaries which is not a restricted subsidiary unless it applies within one year, or will commit within one year to apply, an amount equal to the fair value of the principal facility at the time of the transfer:

•	to the acquisition, construction, development or improvement of a property which is or will be a principal facility or part of a principal facility; or

•	to the optional redemption of notes issued under the indenture or to the repayment of our superior indebtedness or the superior indebtedness of any of our restricted subsidiaries.

Instead of applying all or any part of the amount to the redemption of notes issued under the indenture, we may deliver to the trustee notes for cancellation and thereby reduce the amount to be applied to the redemption of notes issued under the indenture by an amount equivalent to the aggregate principal amount of the notes delivered.

Restrictions on Mergers, Consolidations and Transfers of Assets

The indenture provides that we will not consolidate with or merge into or sell, assign, transfer, lease or otherwise convey all or substantially all of our properties and assets to another person unless:

•	in the case of a merger, we are the surviving corporation, or

•	the person into which we are merged or which acquires all or substantially all of our properties and assets is a corporation organized under the laws of the United States, any state or the District of Columbia, and expressly assumes all of our obligations relating to notes issued under the indenture and the indenture, and immediately after the transaction no default exists. Upon any of the consolidation, merger or transfer, the successor corporation will be substituted for us under the indenture. The successor corporation may then exercise all of our powers and rights under the indenture, and we will be released from all of our obligations and covenants under the new notes and the indenture. In the event we lease all or substantially all of our assets, the lessee corporation will be our successor and may exercise all of our powers and rights under the indenture but we will not be released from our obligations and covenants under the new notes and the indenture.

Events of Default

An “event of default” with respect to the new notes is defined in the indenture as being:

•	default in payment of any interest on, or any additional interest on, any of the new notes or old notes when due, and continuance of the default for a period of 30 days;

•	default in payment of any principal of or premium, if any, on any of the new notes or old notes when due, whether at maturity, upon redemption, repurchase or upon repayment at the option of the holder or otherwise;

•	default by us in the performance, or breach, of any covenant or warranty in the indenture or in the new notes or old notes, other than a covenant or warranty included in the indenture solely for the benefit of debt securities other than the notes, and continuance of that default or breach, without that default or breach having been cured or waived, for a period of 60 days after the trustee gives notice to us or, in the case of notice by the holders, the holders of not less than 25% in aggregate principal amount of the notes then outstanding give notice to us and the trustee, specifying the default or breach;

•	our failure to make any payment when due, including any applicable grace period, in respect of our indebtedness which is in an amount in excess of $50,000,000, or our default with respect to any of our indebtedness that results in acceleration of indebtedness which is in an amount in excess of $50,000,000; or

•	specified events of bankruptcy, insolvency or reorganization with respect to us or any of our restricted subsidiaries.

No event of default with respect to debt securities other than the new notes or old notes necessarily constitutes an event of default with respect to the new notes. The indenture provides that, within 90 days after the occurrence of any default with respect to the new notes, the trustee will mail to all holders of the new notes notice of that default, unless that default has been cured or waived. However, the indenture provides that the trustee may withhold notice of a default with respect to the notes, except a default in payment of principal, premium, if any, or interest, if any, if the trustee considers it in the best interest of the holders to do so. In the case of a default in the performance, or breach, of any covenant or warranty in the indenture or in the new notes, no notice will be given until at least 30 days after the occurrence of the default or breach. As used in this paragraph, the term “default” means any event which is, or after notice or lapse of time or both would become, an event of default with respect to the notes.

The indenture provides that if an event of default, other than an event of default relating to events of bankruptcy, insolvency or reorganization, with respect to the new notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the new notes and old notes then outstanding may declare the principal of, and accrued and unpaid interest, if any, on all the new notes and old notes to be due and payable immediately. The indenture also provides that if an event of default relating to events of bankruptcy, insolvency or reorganization with respect to the notes occurs then the principal of, and accrued and unpaid interest, if any, on all the new notes and old notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the new notes and old notes. However, upon specified conditions, the holders of a majority in principal amount of the notes then outstanding may rescind and annul an acceleration of the new notes and old notes and its consequences.

Subject to the provisions of the Trust Indenture Act requiring the trustee, during the continuance of an event of default under the indenture, to act with the requisite standard of care, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of new notes unless those holders have offered to the trustee reasonable security or indemnity.

Subject to this requirement, holders of a majority in aggregate principal amount of the outstanding new notes and old notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to the new notes. The indenture requires the annual filing with the trustee of a certificate signed by the principal executive officer, the principal financial officer or the principal accounting officer which states whether we are in default under the terms, provisions or conditions of the indenture.

Notwithstanding any other provision of the indenture, the holder of a new note will have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest, if any, on that new note on the respective due dates for those payments and to institute suit for the enforcement of those payments, and this right will not be impaired without the consent of the holder.

Modification and Waivers

The indenture permits us and the trustee, with the consent of the holders of a majority in principal amount of the notes affected by a modification or amendment, to modify or amend any of the provisions of the indenture or of the new notes or the rights of the holders of the notes under the indenture. However, no modification or amendment may, without the consent of the holder of each outstanding note affected by the modification or amendment, among other things:

•	change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on or any additional interest, if any, with respect to the new notes;

•	reduce the principal of or any premium on the new notes or reduce the rate of interest on or the redemption or repurchase price of the new notes, or any additional interest with respect to the new notes, or change our obligation to pay additional interest;

•	change any place where or the currency in which the principal of, any premium or interest on, or any additional interest with respect to any new note is payable;

•	impair the holder’s right to institute suit to enforce any payment on or after the stated maturity of the new notes or, in the case of redemption, on or after the redemption date; or

•	reduce the percentage in principal amount of outstanding notes whose holders must consent to any modification or amendment or any waiver of compliance with specific provisions of the indenture or specified defaults under the indenture and their consequences.

The indenture also contains provisions permitting us and the trustee, without the consent of the holders of the new notes, to modify or amend the indenture, among other things:

•	to evidence the succession of another person to us under the indenture and the assumption of our obligations contained in the indenture and the new notes;

•	to add to our covenants for the benefit of the holders of the new notes or to surrender any right or power conferred upon us in the indenture with respect to the new notes;

•	to establish the form or terms of the new notes, including, deletions from or additions or changes to the indenture in connection establishing such form or terms, so long as those deletions, additions and changes are not applicable to any other series of debt securities then outstanding under the indenture;

•	to cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with other provisions in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture which will not adversely affect the interests of the holders of debt securities of any series then outstanding;

•	to add any additional events of default with respect to all or any series of debt securites; or

•	to amend or supplement any provision contained in the indenture, provided that the amendment or supplement does not apply to any outstanding notes issued before the date of the amendment or supplement and that is entitled to the benefits of such provision.

The holders of a majority in aggregate principal amount of the outstanding new notes and old notes may waive our compliance with some of the restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding new notes and old notes may, on behalf of all holders of new notes and old notes, waive any past default under the indenture with respect to the new notes and old notes and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, or additional interest, if any, on the notes or a default in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding note.

Discharge, Defeasance and Covenant Defeasance

Upon our direction, the indenture will cease to be of further effect with respect to any new note specified by us, subject to the survival of specified provisions of the indenture, when:

•	either

—	all outstanding new notes and old notes, subject to exceptions, have been delivered to the trustee for cancellation, or

—	all new notes and old notes have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and we have deposited with the trustee, in trust, funds in United States dollars, or direct or indirect obligations of the United States (“government obligations”) in an amount sufficient to pay the entire indebtedness on the notes including the principal, premium, if any, and interest, if any, to the date of the deposit, if the notes have become due and payable, or to the maturity or redemption date of the notes, as the case may be;

•	we have paid all other sums payable under the indenture with respect to the new notes and old notes; and

•	the trustee has received an officers’ certificate and an opinion of counsel called for by the indenture.

We may elect with respect to the new notes either

•	to defease and be discharged from all of our obligations with respect to the new notes (“defeasance”), except for, among other things,

—	the obligation to register the transfer or exchange of the new notes,

—	the obligation to replace temporary or mutilated, destroyed, lost or stolen new notes,

—	the obligation to maintain an office or agency in respect of the new notes, and

—	the obligation to hold moneys for payment in trust, or

•	to be released from our obligations with respect to the new notes under specified covenants in the indenture including those described under the heading “Restrictive Covenants” and any omission to comply with those obligations will not constitute a default or an event of default with respect to the new notes (“covenant defeasance”), in either case upon the irrevocable deposit with the trustee, or other qualifying trustee, in trust for that purpose, of an amount in United States dollars and/or government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and any interest on the new notes, on the due dates for those payments.

The defeasance or covenant defeasance described above will only be effective if, among other things:

•	it will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or are bound;

•	in the case of defeasance, we will have delivered to the trustee an opinion of independent counsel confirming that

—	we have received from or there has been published by the Internal Revenue Service a ruling, or

—	since the date of the indenture there has been a change in applicable federal income tax law,

in either case to the effect that, and based on this ruling or change the opinion of counsel will confirm that, the holders of the new notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	in the case of covenant defeasance, we will have delivered to the trustee an opinion of independent counsel to the effect that the holders of the new notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•	if the cash and/or government obligations deposited are sufficient to pay the principal of, and premium, if any, and interest and additional interest, if any, with respect to the new notes provided the new notes are redeemed on a particular redemption date, we will have given the trustee irrevocable instructions to redeem the new notes on that date; and

•	no event of default or event which with notice or lapse of time or both would become an event of default with respect to the new notes will have occurred and be continuing on the date of the deposit into trust; and, solely in the case of defeasance, no event of default or event which with notice or lapse of time or both would become an event of default arising from specified events of bankruptcy, insolvency or reorganization with respect to us or any restricted subsidiary will have occurred and be continuing during the period through and including the 91st day after the date of the deposit into trust.

In the event we effect covenant defeasance with respect to the notes and those notes are declared due and payable because of the occurrence of any event of default other than an event of default with respect to the covenants as to which covenant defeasance has been effected, which would no longer be applicable to the new notes after covenant defeasance, the amount of monies and/or government obligations deposited with the trustee to effect covenant defeasance may not be sufficient to pay amounts due on the new notes at the time of any acceleration resulting from that event of default. However, we would remain liable to make payment of those amounts due at the time of acceleration.

Regarding the Trustee

We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

Book-Entry System

The new notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC.

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us as follows:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement of transactions among its participants in such securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Purchases of new notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership of interest of each actual purchaser of new notes (a “beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct and indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the new notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all new notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of new notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes; DTC’s records reflect only the identity of the direct participants to whose accounts such new notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the global new notes. Under its usual procedures DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts interests in the global new notes are credited on the record date (identified in the listing attached to the Omnibus Proxy).

Principal and interest payments on the global new notes will be made to DTC. We expect that DTC, upon receipt of any payment of principal or interest in respect of a global new note, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global new note as shown on DTC’s records. We also expect that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

In a few special situations described in the next paragraph, the global new notes will terminate and interests in them will be exchanged for physical certificates representing new notes. After that exchange, the choice of whether to hold new notes directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in the new notes transferred to their own name, so that they will be a direct holder.

The special situations for termination of the global new notes are:

•	when DTC notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

•	when we notify the trustee that we wish to terminate the global new notes; and

•	when an Event of Default on the new notes has occurred and has not been cured, disregarding for this purpose any requirement of notice or that the default exist for a specified period of time.

The holder of a certificated registered new note may transfer such note by surrendering it at the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the trustee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy for such information.

Neither we nor the trustee will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct or indirect participant with respect to any ownership interest in the new notes, or payments to, or the providing of notice to participants or beneficial owners.

Governing Law

The indenture and the new notes are governed by, and construed in accordance with, the laws of the State of New York.

THE EXCHANGE OFFER

In a registration rights agreement between us and the initial purchasers, we agreed to:

•	use our reasonable best efforts to file with the SEC a registration statement relating to an offer to exchange the old notes for new notes with principal amount and terms identical in all material respects to the principal amount and terms of the old notes, except that the new notes will not contain terms with respect to transfer restrictions under the Securities Act or the payment of additional interest;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the SEC within 180 days after the initial issuance of the notes;

•	commence the exchange offer promptly after the exchange offer registration statement has been declared effective;

•	use our reasonable best efforts to keep the exchange offer registration statement effective until six months following the closing of the exchange offer; and

•	use our reasonable best efforts to cause the exchange to be completed within 210 days after the initial issuance of the notes.

If:

•	the SEC does not declare the exchange offer registration statement effective within 180 days after the initial issuance of the notes;

•	we do not consummate the exchange offer within 210 days after the initial issuance of the notes; or

•	we have filed, and the SEC has declared effective, a shelf registration statement and at any time prior to the earlier of two years from the date the shelf registration is declared effective and such time as all the old notes covered by the shelf registration statement have been disposed of under the shelf registration statement, the shelf registration statement ceases to be effective, or fails to be usable for its intended purpose without being succeeded within two business days by a post-effective amendment which cures the failure and that is itself immediately declared effective;

then additional interest will accrue on the old notes in addition to the rate of 4.625%, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per year, plus an additional 0.25% per year from and during any period in which the registration default has continued for more than 90 days, up to a maximum rate of 0.50% per year. In no event will the additional interest on the old notes exceed 0.50% per year. Once we complete this exchange offer, no further additional interest will accrue.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of old notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new notes.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on November 4, 2003; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means November 4, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $600,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

•	Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding, continue to accrue interest and be entitled to the benefits of the indenture, but will continue to be subject to the existing restrictions on transfer thereof.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Baxter in its sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

•	Neither Baxter, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old security, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Bank One Trust Company, N.A. at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

(3)	you must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to Baxter.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered

(1)	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Baxter, proper evidence satisfactory to Baxter of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old notes or a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)	the tender is made through an eligible institution,

(2)	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of old notes

•	the amount of old notes tendered

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3)	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn;

•	the principal amount of the old notes to be withdrawn;

•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder; and

•	if old notes have been tendered using the procedure for book-entry transfer described above, the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution. Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

Bank One Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

Bank One Trust Company, N.A.

55 Water Street

1st Floor—Jeanette Park Entrance

New York, New York 10041

Attention: Exchanges

Facsimile Transmissions:

(614) 248-9987

Telephone for Information:

(800) 346-5153

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $80,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old notes who is an “affiliate” of Baxter or who intends to participate in the exchange offer for the purpose of distributing the new notes

(1)	will not be able to rely on the interpretation of the staff of the SEC,

(2)	will not be able to tender its old notes in the exchange offer, and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes will represent that:

(1)	it is not our “affiliate”;

(2)	any new notes to be received by it were acquired in the ordinary course of its business; and

(3)	it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

OF THE EXCHANGE OFFER

The exchange of old notes for new notes will not be treated as a taxable exchange for United States federal income tax purposes. Therefore, a holder will not recognize gain or loss upon the exchange. A holder’s basis for the new notes will be the same as its basis for the old notes, and the holding period of the new notes will include the holding period of the old notes.

You are urged to consult your own tax advisor concerning the tax consequences of the exchange of old notes for new notes arising under state, local or foreign laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

We will not receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the new notes, or

•	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made

•	directly to purchasers or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes will be passed upon for us by our Senior Vice President and General Counsel, Thomas J. Sabatino, Jr. As of September 26, 2003, Mr. Sabatino owned 122,188 shares of our common stock and options to purchase an additional 574,140 shares of our common stock, of which 403,140 are exercisable within 60 days.

INDEPENDENT ACCOUNTANTS

The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Baxter International Inc. for the three-month periods ended March 31, 2003 and 2002 and the three-month and six-month periods ended June 30, 2003 and 2002 incorporated by reference in this registration statement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated August 6, and May 5, 2003 incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because such report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.